Exhibit 19

ZIMVIE INC.

STOCK TRADING POLICY

Effective December 16, 2024

PURPOSE

The purpose of this Stock Trading Policy is to promote compliance with applicable securities laws by ZimVie and its directors, officers, and employees, in order to preserve the reputation and integrity of ZimVie and persons affiliated with it.

Federal securities laws and ZimVie’s Code of Business Conduct and Ethics prohibit all members of the Board of Directors and all ZimVie employees from (1) trading in the stock or other securities of any company at any time when the individual, as a result of ZimVie employment or service, is aware of material nonpublic information about that company; and (2) engaging in any other action to take advantage of, or pass on to others, that information (“tipping”).

This prohibition against insider trading is not limited to trading in ZimVie stock or other securities or tipping ZimVie’s confidential information. It includes trading in the securities of, and tipping information related to, other companies, including those that are current or prospective customers, vendors, suppliers, or other business partners of ZimVie, those with which ZimVie may be negotiating an agreement and those that may be the subject of potential business development transactions with ZimVie.

To avoid even the appearance of improper conduct, additional restrictions and requirements relating to the trading of ZimVie Securities apply to Covered Persons.

SCOPE

The following are Covered Persons subject to this Policy:

•
all members of ZimVie’s Board of Directors;
•
all employees level Z08 and above; and
•
other employees designated as Covered Persons by a member of ZimVie’s executive management.

If you are a Covered Person, this Policy also applies to your family members and others living in your home, as well as to any entities that you influence or control, including any corporations, partnerships, or trusts, and to investment clubs to which you or family members belong. Suspicions of “tipping” may arise if a family member, household member, entity, or investment club purchases or sells ZimVie Securities at an opportune time. You are expected to be responsible for the compliance of your family members, others living in your home, and such entities.

DEFINITIONS

•
Company – ZimVie Inc. and its subsidiaries
•
Company Insiders – members of ZimVie’s Board of Directors and each individual who is an “officer” of the Company within the meaning of Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended (including their family members, others living in their home and any entities that they influence or control)

•
Covered Persons – persons subject to this Policy (including your family members, others living in your home, and any entities that you influence or control)
•
FINRA – Financial Industry Regulatory Authority
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Nasdaq – The Nasdaq Stock Market
•
Policy – this Stock Trading Policy
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RSU – Restricted Stock Unit (either time-based or performance-based)
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SEC – United States Securities and Exchange Commission
•
you – a Covered Person (including your family members, others living in your home, and any entities that you influence or control)
•
ZimVie – ZimVie Inc. and its subsidiaries
•
ZimVie Securities – shares of common stock or other securities of ZimVie

REFERENCES

ZimVie Code of Business Conduct and Ethics

POLICY

1. RESTRICTIONS AND REQUIREMENTS APPLICABLE TO COVERED PERSONS

1.1. Pre-Clearance of Stock Transactions

You must obtain prior clearance from one of the authorized persons named below before engaging in any transaction in ZimVie Securities, including purchases, sales (including sales of stock acquired through the vesting of stock options or RSUs, or acquired through an Employee Stock Purchase Plan, as applicable), stock option exercises, gifts, or other transactions in ZimVie Securities. You will be advised whether you should refrain from proceeding with the transaction based on information then available to the authorized persons or because the Company is in a blackout period as discussed below. If clearance is denied, you must keep the fact of such denial confidential. Regardless of whether clearance is obtained, if you are aware of any material nonpublic information concerning the Company, you should refrain from trading.

The names, titles, telephone numbers and e-mail addresses of the authorized persons are as follows:

*

1.2. Ban on Trading During Blackout Periods

A company’s quarterly earnings are almost always viewed as material to investors. Accordingly, this Policy prohibits all Covered Persons from trading in ZimVie Securities during the period commencing on the fifteenth (15th) day of the third month of each calendar quarter (March 15, June 15, September 15, and December 15) until the beginning of the third trading day after the quarterly earnings release. This is generally known as the “quarterly blackout period.”

ZimVie may also, from time to time, restrict certain individuals or groups of individuals from trading in ZimVie Securities based on material nonpublic corporate developments. Individuals subject to these event-specific blackout periods will be notified that they should not trade in ZimVie Securities. The existence of an event-specific blackout period will not be announced to the Company as a whole and should not be communicated to any other person.

1.3. Tax Withholding Transactions

This Policy does not prevent ZimVie from requiring the withholding or sale of shares upon the vesting of RSUs held by Covered Persons to satisfy tax withholding obligations.

1.4. Ban on Hedging Transactions

In order to align your interests with those of other ZimVie stockholders, you are prohibited from purchasing any financial instruments (including prepaid variable forward contracts, equity swaps, collars, and exchange funds), or otherwise engaging in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of ZimVie Securities that you hold, directly or indirectly, whether or not such ZimVie Securities were acquired as part of your compensation. This restriction does not preclude you from engaging in general portfolio diversification or investing in broad-based index funds.

1.5. Ban on Short Sales

Short sales of ZimVie Securities may evidence an expectation on the part of the seller that the securities will decline in value, and therefore have the potential to signal to the market that the seller lacks confidence in ZimVie’s prospects. In addition, short sales may reduce a seller’s incentive to seek to improve ZimVie’s performance. For these reasons, you are prohibited from engaging in short sales of ZimVie Securities.

1.6. Ban on Pledging and Margin Accounts

Securities held in a margin account as collateral for a margin loan may be sold by the broker without the account holder’s consent if the account holder fails to meet a margin call. Similarly, securities pledged as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the account holder or borrower is aware of material nonpublic information or otherwise is not permitted to trade in ZimVie Securities, you are prohibited from holding ZimVie Securities in a margin account or otherwise pledging ZimVie Securities as collateral for a loan.

1.7. Transactions Following Termination of Service with ZimVie

If you are in possession of material nonpublic information regarding ZimVie when your service terminates, you may not trade in ZimVie Securities until that information has become public or is no longer material. If you terminate service with ZimVie during a quarterly blackout period, you may not trade in ZimVie Securities until the third business day after the later of (1) the date the quarterly earnings release is issued and (2) the date the material nonpublic information in your possession becomes public or is no longer material. You will not be subject to quarterly blackout periods that commence following termination of your service with ZimVie.

1.8. Transactions under Rule 10b5-1 Plans

You will not be subject to the pre-clearance procedures described above or the prohibition on trading during blackout periods or while in possession of material nonpublic information regarding ZimVie for trades that are executed pursuant to a pre-established Rule 10b5-1 plan.

Rule 10b5-1 provides an affirmative defense from insider trading liability under the federal securities laws for trading plans that meet certain requirements. A Rule 10b5-1 plan must either specify (including by formula) the amount, pricing, and timing of transactions in advance or delegate discretion on those matters to an independent third party. Once the plan is adopted, you must not exercise any influence over the amount of ZimVie Securities to be traded, the price at which they are to be traded, or the date of the trade.

All Rule 10b5-1 plans must be pre-cleared in writing in advance by Heather Kidwell, Chief Legal, Compliance, and Human Resources Officer. Rule 10b5-1 plans may not be adopted during a blackout period and, in any event, may be adopted only when you are not aware of any material nonpublic information.

1.9. Required Rule 10b5-1 Plans

In addition to the other requirements and restrictions in this Policy, Company Insiders may not sell ZimVie Securities except pursuant to a Rule 10b5-1 plan that has been pre-cleared as described in Section 1.8. This requirement applies to sales of ZimVie Securities in the market and does not apply to: (1) the purchase or other acquisition of ZimVie Securities, (2) the disposition of ZimVie Securities to ZimVie through the withholding of shares upon the vesting of equity awards to satisfy tax withholding obligations, or (3) bona fide gifts of ZimVie Securities by or to Company Insiders.

2. FREQUENTLY ASKED QUESTIONS

2.1. What If I “Tip” Information to Others?

You must not pass on or tip any material nonpublic information to others who do not need the information as part of their work for ZimVie. This includes communications in Internet chat rooms and message boards and on social media, even to a limited group. The penalties described below can apply even if you derive no benefit from another’s transactions. The SEC has imposed large financial penalties on tippers even though they did not profit from their tippees’ trading.

2.2. What Is “Material” Information?

“Material” information is information that a reasonable investor would consider important in determining whether to buy, sell, or hold a security. Any information, whether positive or negative, that could reasonably be expected to affect the price of a security is likely to be considered material. Examples of information that will frequently be regarded as material include: earnings results or projections; increases or decreases in sales or margins; receipt or loss of a significant contract, customer, or supplier; major events regarding a company’s securities, including changes in dividend policies, the declaration of a stock split, or an offering of additional securities; mergers, joint ventures, acquisitions, dispositions, tender offers, acquisitions, or sales of a business unit or segment, or other significant changes in assets; changes in senior management or other major personnel changes; development of significant new products; and the initiation or termination of regulatory or legal proceedings.

2.3. What Is “Nonpublic” Information?

Information should be considered nonpublic if it has not been disseminated in a manner making it available to investors generally, such as disclosure in the Company’s filings with the SEC or inclusion in a press release. Once information is publicly disclosed, it is still necessary to afford investors a reasonable period of time to react to the information. Generally, you should not engage in any transactions until the third business day after the information has been released. For example, if an announcement is made on a Wednesday after market close, Monday would generally be the first day on which you could trade.

3. PENALTIES FOR NON-COMPLIANCE

It is important that you understand the consequences of illegal insider trading, which can be severe. The SEC, Nasdaq, and FINRA investigate and are very effective at detecting insider trading. Cases have been successfully prosecuted against trading by employees at all levels of an organization, trading through U.S. and foreign accounts, trading by family members and friends, and trading involving only a small number of shares.

Under federal securities laws, individuals who engage in insider trading or “tipping” information to others can be liable for substantial criminal and civil penalties, including (1) imprisonment for up to 20 years, (2) criminal fines of up to $5 million, and (3) civil penalties of up to three times the profits gained, or losses avoided.

ZimVie as an employer could also be liable for civil fines of up to the greater of (1) three times the profit gained or loss avoided and (2) $1 million, and criminal fines of up to $25 million, as a consequence of an employee’s insider trading or tipping, and individual controlling persons (members of ZimVie’s Board of Directors, Company officers and other supervisory personnel) could also be liable for civil penalties as a result of such transactions.

Failure to comply with this Policy or ZimVie’s Code of Business Conduct and Ethics may also subject employees to Company-imposed sanctions, including dismissal for cause, whether or not the failure to comply results in a violation of law.

REPORTING VIOLATIONS

Team members are required to report any known or suspected violations of ZimVie’s policies and procedures, applicable laws, regulations, or industry codes. Team members may report such violations directly to their managers, supervisors, HR, Compliance, or through ZimVie’s Speak Up Hotline, which may be accessed from ZV360 or at zimvie.com/speakup. The Speak Up Hotline is operated by an independent company, not by ZimVie. Reports and reporter identities will be treated as confidentially as possible, consistent with our commitment to investigate such reports and any legal requirements. Team members may choose to make reports anonymously, where permitted by law. Failure to report a potential compliance issue can result in disciplinary actions, up to and including termination of employment. ZimVie prohibits retaliation against team members who make a good faith report of a known or suspected compliance or legal issue.

AUDITING AND MONITORING

This policy and any related supporting documents are subject to auditing and monitoring.

RECORD KEEPING

This Policy will be kept in accordance with ZimVie’s document retention requirements and filed within the appropriate document control system.